

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 21, 2022

Jennifer K. Simpson
Chief Executive Officer
Panbela Therapeutics, Inc.
712 Vista Blvd, Suite 305
Waconia, Minnesota 55387

> **Re: Panbela Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 16, 2022**
> **File No. 333-268854**

Dear Jennifer K. Simpson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, filed December 16, 2022

Cover Page

1. On the cover page, please disclose the date that the best efforts offering will end and any arrangements to place the funds in an escrow, trust, or similar account. If you have not made such arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.

2.   Please revise to clarify, if true, that the "assumed" combined offering price represents the most recent sales price for your common stock, as reported by the Nasdaq Capital Market, and as adjusted to reflect the 1:40 reverse stock split that you intend to effect prior to the offering. With reference to your disclosure in the second paragraph of page 69, please also revise your cover page disclosure to explain how the actual combined offering price will be determined. Refer to Instruction 2 of Item 501(b)(3) of Regulation S-K for guidance. Also, if the combined offering price will be at a discount to the assumed price, then please revise to clarify this point.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Gorsky at 202-551-7836 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joshua L. Colburn